SPIRIT OF AMERICA INVESTMENT FUND, INC.

477 Jericho Turnpike

Syosset, New York 11791

May 14, 2014

Spirit of America Management Corp.

477 Jericho Turnpike

Syosset, New York 11791

To Whom It May Concern,

Reference is made to the Operating Expenses Agreement (the “Agreement”) between Spirit of America Investment Fund, Inc. (the “Company”) and Spirit of America Management Corp. (the “Advisor”) dated February 24, 1999.

This writing is to provide notice of the addition of a new series under the Company: Spirit of America Energy Fund (the “New Fund”). The New Fund is to be considered a Series under the Agreement and shall be subject to the terms set forth under the Agreement unless otherwise provided herein.

The Company requests that you limit the New Fund’s Operating Expenses (as that defined in Paragraph 2 of the Agreement) to the annual rate of total Operating Expenses specified in the Amended Appendix A to the Agreement attached hereto.

This amendment to the Agreement will remain in effect until November 30, 2015 and may be renewed by the Board of Directors annually thereafter.

If the foregoing is in accordance with your understanding, please so indicate by signing and returning to us the enclosed copy hereof.

Sincerely,

Spirit of America Investment Fund, Inc.

/s/ David Lerner
David Lerner President
Spirit of America Management Corp.

Accepted:	/s/ David Lerner

Amended Appendix A

This Amended Appendix A, dated as of May 14, 2014, is Exhibit A to the Operating Expense Agreement dated February 24, 1999 between Spirit of America Investment Fund, Inc. and Spirit of America Management Corp.

SPIRIT OF AMERICA INVESTMENT FUND, INC.

Fund	Fee
Spirit of America Real Estate Income and Growth Fund Class A	1.97%
Spirit of America Real Estate Income and Growth Fund Class B	2.67%
Spirit of America Large Cap Value Fund	1.97%
Spirit of America High Yield Tax Free Bond Fund	0.90%
Spirit of America Income Fund	1.10%
Spirit of America Income & Opportunity Fund	1.25%
Spirit of America Energy Fund	1.55%